SUNOCO LP
8111 Westchester Drive, Suite 400
Dallas, Texas 75225
June 6, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Sunoco LP Registration Statement on Form S-4 Filed May 20, 2022 File No. 333-265113

Ladies and Gentlemen:
Set forth below is the response of Sunoco LP (the “Company”, “we,” “us” or “our”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 2, 2022, with respect to Registration Statement on Form S-4, File No. 333-265113, filed with the Commission on May 20, 2022 (the “Registration Statement”).
For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Registration Statement on Form S-4 Filed May 20, 2022
General
1.Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 10-K for the fiscal year ended December 31, 2021 have been resolved.

Response:
We confirm our understanding that the Staff will not be in a position to accelerate the effectiveness of the Registration Statement until the Staff’s comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2021 have been resolved.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

SUNOCO LP

By:	Sunoco GP LLC, its general partner

/s/ Arnold D. Dodderer
By:	Arnold D. Dodderer
General Counsel & Assistant Secretary

Enclosures
CC:    E. Ramey Layne, Vinson & Elkins LLP